

INVEST IN EBROADCAST TV'S "YOUR BEER SHOW"

$22,400
raised of $200,000 minimum target from 12 investors

7

The first fan-owned 4D television network creates a new genre of entertainment

eBroadcastTV uses breakthrough broadcast technology to produce live, interactive weekly shows - creating jobs & fulfilling the need for socialTV. The fourth dimension (4D) is our remote audience members, hosts & guests coming face-to-face on screen. Our first show under production is "Your Beer Show", a craft beer show for millennials. Experienced executive producers, technical crew & on-screen talent will create live, interactive & improvised shows. We aim to be the first fan- owned TV network.



Jesse Wacht
Founder, CEO, Executive Producer
Visionary – and I can help others see it. Resourceful. Stuff happens. I find people, places and things needed so stuff doesn't stop us. Flexible. Teams have great ideas. It's up to me to blend them.



Your Beer Show

Why you may want to invest

1 First to combine TV, live events, & social media to create remote audience-interactive 4D SocialTV.

2 Co-founders experienced in media, e-learning, live radio, and television production.

3 Four years spent on Research & Development.

4 Developed a production technology that utilizes top talent and lowers production costs.

5 Created an online marketing strategy that leverages passionate people and turns them into loyal fans.

6 Goal is to become the first fan-owned E-TV Network.

Our Ambition

We hope to develop 20 channels in the next 4-5 years. As a fan-owned TV network, our goal is for eBTV to become the leader in audience-interactive socialTV. We're documenting our production methodology while creating a fun workplace, fostering fresh talent.

📄 Your_Beer_Show_Story.pdf

$ _____ 100 min

Invest

♥ REMIND ME

What you are investing in

Future Equity Agreement ❓

~~$3.65M~~ **$1.82M** valuation cap ❓

First $500K will invest in a SAFE with a $1.82M valuation cap and 20% discount.

20.0% discount ❓

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $1.82M in the future.

Earning a return
Learn more about SAFEs

7

Investor perks

$500+
Priority Screener Access to Live Show

$1,000+
Pre-show or Post-show backstage access to special events

$10,000+
Attend San Diego Live Show Event and Insiders Brewery Tour - airfare and lodging not provided

see less

technology   alcohol   tech   online tv
interactive tv   live online tv   tv networks
live television   streaming media
web television   live video   live tv channel
www tv network   craft beer tv
alzheimer's tv   your beer show
entertainment

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Who_is_eBTV.pdf

ebroadcasttv.com

San Diego, CA

7

What is eBTV?

eBTV is a fan-owned network with the goal to become the first to produce live, audience-interactive, social television.


eBTV
ebroadcastTV
LIVE INTERACTIVE CHANNELS

7

SocialTV Years in Making

With a successful Wefunder fundraise, we'll use 35% of the capital for additional studio equipment, 17.5% for software development, 20% for our beer channel, 7.5% for our new channel pilot show, 15% for working capital (sales, marketing, and talent recruitment), and 5% for the Wefunder intermediary fee.


2011
eBMG Founded
2012-2013
Research & Development
R&D begins with a focus on video communication.
Skype pilot fails interactive test.
Needed technology partner identified.
2014
Research & Development
Remote guest and audience software field tested.
Call screener software designed.
Searchable database designed.
2015
eBTV Phase Begins
WebRTC beta tested.
Producer work flow field tested.
Decision to move forward with eBTV made!.
2016
eBTV Recruits Co-Founders
Control room flow tested with team.
Audience interactive model refined.
2016
Craft Beer Chosen as First Channel
Pilot designed to demonstrate many elements of future channels!
2017
Your Beer Show Talent Auditions
Pilot show written.
Industry and celebrity guests booked.
2017
Your Beer Show Pilot Shot
Pilot and channel privately screened.
2018
Your Beer Show Marketing Begins
Begin crowdfunding on Wefunder.











Take a Peek at How We Do It!

The first of 20 channels is YOUR BEER SHOW.

Our first channel will be "Your Beer Show" and here's why:

Millennials continue to account for a majority of the drinkers

	Total Population 21+	Weekly Beer Drinkers	Weekly Craft Beer Drinkers
Millennials	29%	41%	**57%**
Gen Xers	25%	27%	24%
Boomers	35%	27%	17%
Matures	10%	5%	2%

Research is done for each channel that serves each market. Here's some on why Your Beer Show *is a hit.*

Female Craft Drinkers by Defined Market Area
% of Female Craft Drinkers by Market
60
50
40
30
20
10
0
29.2% Female Drinkers in Market 44
Portland, OR
13
25
37
49
61
73
Market (# Ranked by % of Craft Drinkers who are female)

Courtesy of https://www.brewersassociation

Meet the Founders

Pioneers in online live, interactive social television

O FI TIVA





Jesse Wacht
Founder, CEO, Executive
Producer

*Visionary – and I can help others see it.
Resourceful. Stuff happens. I find people, places
and things needed so stuff doesn't stop us.
Flexible. Teams have great ideas. It's up to me to
blend them.*

Chris Cashman
Production Co-Founder, Live
Show Producer-Director

*Producer of feature films, T.V. talk shows, shorts,
music videos and commercials. Wrote, produced
and directed the award winning films "Club
Frontera," "Carts," "Revelations" and "Goofyfoot."*

Brendan McCourt
Production Co-Founder,
Technical Producer-Director

*Brendan puts his Audio/Video production and
Web/Graphic design skills to work in the Software,
Insurance, Non-Profit, Broadcast and Music
industries shooting/editing photos and videos for
broadcast.*





Bill Corkery
Production Co-Founder, Chief
Audiophile/Sound Eng.

*Working from both sides of the mic, Bill has
produced sound for CBS, NBC, ABC, ESPN and the
BBC - earning an Emmy and a Silver Microphone.
He built and runs one of San Diego's busiest sound
studios.*

Jack Hummer
IT Co-Founder, Master of All
Things Digital

*IT Director for GE Retail Systems, Seaman's
Furniture and MentorU. Developer/manager of
eLearning for Banfield Pet Hospitals and the
American Association of Critical Care Nurses
(over 450 hospitals).*

Nancy Roebke
Social Media Goddess and Co-
Founder

*Skilled in community building, networking and
social media applications, she's known for her
edits of the boring, bland or dull. A seasoned
guide with wit, humor and heart for each web
community.*

AND THE REST OF THE TEAM



John Mahoney
Key Advisor, Chief
Technologist

*His 500k investment in his
software to bring it to market,
parallels eBTV's four year R&D
cycle.*

Raised **$116,053** From **14+** Investors

$6,994	$38,659	$37,500	$5,000	$3,000
November 2016 PRICED ROUND	**December 2016** PRICED ROUND	**November 2017** PRICED ROUND	**June 2018** PRICED ROUND	**December 2018** LOAN

$2,500	$22,400
March 2019 LOAN	**In Progress**



Jesse Wacht

*Jesse's eMedia career has included software
development for GE, co-founding eLearning
systems and live, internet-based radio for eBay*



William Davenport

*Electrical Engineer by day. Beer, football,
model train and hot rod enthusiast the rest of
the time.*



Sherry Kulzer Wacht







and KPMG - all of which are direct descendants of eBroadcastTV.

Joyce L. Johnson
Nurse, traveling to patients in their homes

Megan Watson
smaller business partner looking to increase net worth

Bill Davenport

MORE INVESTORS

Interview

− COLLAPSE ALL

WF: So you're a broadcast network, just like the ones we see on TV - ABC, NBC, CBS, etc? ^

EBTV: Yes, only online instead of via a television set.

WF: And your network has different channels like TV does? ^

EBTV: Yes. Currently, we're working on both a craft beer and Alzheimer's channel. (How diversified is THAT!) We also expect to build 20 other channels in three years to five years - medical channels, business channels, lifestyle and sports, too. Just like TV does. Except online.

WF: What kind of stuff can I expect to see on each channel? ^

EBTV: Each channel will have 48 live weekly shows. Each show will have a host. It'll also have experts and celebrities - sharing their knowledge and advice.

Using craft beer as an example, a single show's topic could be on what makes a "good IPA" craft beer. The experts will then offer their advice.

We want it to be entertaining, educational and fun.

We also want to cover more serious topics and are in the works of creating a show based on Alzheimers. We will cover new research and treatment, ways to cope with the disease, and help for caregivers.

WF: So I'll watch this live show, and listen to the so-called "experts." Then what? ^

EBTV: Then the show is opened up to you, the audience, where anything can and will happen. The audience comes face-to-face with the experts and celebrities and leads the direction of the show through their questions.

WF: How does the audience interact? ^

EBTV: Through new VIDEO BROADCAST technology. The shows are designed so that more than half of each show is devoted to audience interactivity. That's a lot of authentic, spontaneous, and at some points, gut-wrenching interaction.

But it all NEEDS to be that way so people get accurate, timely help in areas that are important to them. And sure - the level of importance will vary from topic to topic. But the quality of the content for each show will remain consistently targeted, current and useful.

WF: Why will people attend live shows? ^

EBTV: For the same reasons people go to live music performances and plays. Why they want to shake the hand of a potential business partner. Why they want to look someone in the eye.

People don't believe a lot of the information they get off the internet. But they do if they are with experts they relate to.

Anyone can be perfect in a scripted environment. The true experts shine when given the chance to interact directly.

WF: So THAT'S a channel. Those 48 shows and that seachable content? ^

EBTV: Not quite. There's still one more component that's REALLY, REALLY important. That's the online neighborhoods that will grow through eBTV-owned community websites and email campaigns, along with social media outlets.

This component will bring like-minded people together to offer support

This component will bring like-minded people together to offer support, experiences, and additional help. We expect some experts will stay within these moderated neighborhoods to offer more info to their followers. And we expect this will become a vital part of each channel.

WF: So, how do you make money? ^

EBTV: Each channel will have sponsors - people and companies who work in the channel's field. They'll support the channel through sponsor packages. Those packages are EXTREMELY cost-effective compared to what traditional TV, radio, and social media campaigns cost.

WF: How is it possible that this will be cheaper for sponsors? ^

EBTV: Not cheaper. More cost effective. New PRODUCTION technology utilizes top talent while lowering production costs so sponsors get more bang for their buck.

And with limited sponsor slots open, it will be highly competitive between sponsors to get their spot secured before their competition does.

WF: So, what could go wrong? ^

EBTV: Well, like all technology-based products and services, we'll need to keep up with changing trends - in both technology and in how people use it.

We'll need to roll with being the pioneer of a brand new product. As that pioneer, we expect people will try to copy us. We currently have no direct competition because no one's put this together ... yet.

It's possible that bigger companies will want to do what we're doing themselves. Usually, they aren't as agile as we are, and like the idea of acquiring a company that has everything all up and running, versus starting from scratch themselves. Or maybe they'll hire us to do it.

We expect to find ways that don't work, and fix them. Sometimes you start out with major assumptions that prove faulty, as others quickly emerge from the ideas of customers, clients, and sponsors. That happened with PayPal, whose five original funding assumptions were all wrong. They quickly latched on to an idea and then changed their direction to become successful.

We'll need to ensure that our balanced team of baby boomers and younger millennials, remains flexible, creative and good at understanding industry advances and audience needs. Our audiences, experts, and sponsors will get what they were told they would get. What they EXPECT to get.

We'll also need to remain true to our core value of producing HIGH QUALITY, ACCURATE, AUTHENTIC content.

We said this will do for TV what email did to mail. That concept - how BIG of a deal that is, hasn't escaped us. There is NO model to follow. We'll be the model for generations to come. And we're up for that task.

WF: How will you stop disruptive spammers? ^

EBTV: The key is relevant video screening.

WF: If I invest in you, how will you use my money? ^

EBTV: If we raise the 200k minimum, we'll use it for:

* Additional studio equipment needed for our weekly shows
* More software development to increase the leverage of our audience interactive software
* More weekly features added to the craft beer channel (and all future channels)
* Creating another pilot show for our next channel
* Allocating 15% for working capital for sales, marketing and talent recruitment

If we raise 500k, we'll increase the budgets for additional studio equipment, software development and add additional weekly features.

We'll create another four pilot shows to ramp up channel development and will allocate 35% for working capital (applied to the pilots and channels that are best supported by the audience and screened sponsors).



Ask a Question



| Type your question here... | ASK QUESTION |

Craig Vom Lehn   Nov 5 ⌄

Would we be investing in only the 'Your Beer Show' show, or the entire channel?

 **Jesse Wacht** Founder, CEO, Executive Producer FOUNDER   edited Nov 8 ⌄

You'd be investing in the entire network, with "Your Beer Show" being the first "channel" (of 15-20 anticipated over the next 4-5 years). Each "channel" with eBTV is one show with its associated website, social media, and online community.

Production wise, each channel would be run with appropriate on-screen talent chosen for its' own focused community of fans (and marketed that way, like most shows), but sharing all producers, engineers and studio operational costs.

Malik Selby   Feb 8 ⌄

What if someone wants a channel on your network, do you have criteria for that?

 **Jesse Wacht** Founder, CEO, Executive Producer FOUNDER   Feb 8 ⌄

Yes, we do. As you may have seen in the trailer, we specialize in live shows using inventive software technology to bring participants onto the show (including remote guests). In addition to the 19-20 shows we plan on developing for eBTV, we look to provide our studio to broadcast a show developed by any team (with a corporate, entertainment, medical, association, or trade focus, and others as they share a need with us).

The criteria includes knowledge and existing penetration in your market, creative capabilities, talent (hosts and access to top guests) and the ability to attract and sell sponsors. If this sounds daunting, not to the worry. Other than the knowledge of your marketplace, we can provide any other missing elements within a customized supplier/partner relationship.

We've been conducting talks with a firm to do just that, and will update all our investors when we have a firm agreement. Please feel free to contact us directly to discuss the above criteria if you have a specific channel in mind.

Phuong Diep   Nov 29 ⌄

I'm interested in investing in your company, but your channel "Your Beer Show" made me hesitate. I don't support alcohol and don't want to invest in it. Is there anyway to ask that the money I invest doesn't go toward that channel or channels that go against my personal beliefs?

 **Jesse Wacht** Founder, CEO, Executive Producer FOUNDER   Nov 29 ⌄

Like you, many of our investors might object to some of the subjects on a particular show or in this case, to the first channel we've chosen (alcohol related). We chose "Your Beer Show" for younger market demographic reasons, as well as the craft brewer experience. That experience welcomes families and pets to hang out with their friends, with non- alcohol alternatives for drivers, and/or non-alcohol drinkers.

I wish there was a way to accommodate you by promising that your money would only go to shows we'll do that you could support - like medical, life style, educational/training and humanitarian shows we're pursuing. But I've no way to do that (it's like donating funds for a relief effort and insuring your money goes only to what you support). All I can state is our intent is to have many channels you'll be proud of.

So if you decide not to invest, please "stay tuned" and follow us. With what else we have in the works, there might be updates to show topics that you'll find more than offsets your understandable objection to our first channel.

Kevin Brown   Nov 10 ⌄

Why have you chosen sponsorship revenue instead of direct from consumer revenue? If this is truly different from regular tv, do you not think the consumer will pay for the additional experience. My guess is only a percentage of the viewers will utilize the live interaction but everyone gets the additional experience of the live human interaction. The sponsorship model, the consumer gets this for free with the inconvenience of ads. Once you go with one model over the other you are likely stuck with the chosen model indefinitely.

 **Jesse Wacht** Founder, CEO, Executive Producer FOUNDER   Nov 12 ⌄

Yes, the human interaction will be "everyone's experience" which is our differentiation over standard tv. Some future health, medical, business, training or sports channels could, as you suggest, be channels the audience wanting to spare listeners or not, as you suggest, so estimate the audience would pay for, but that decision has to based on the target market. Millennials (up to 50% of the craft beer market) are notorious cord-cutters and make many decisions based on free versus paid services (especially until it becomes trendy). But they are a prize audience for sponsors so we would rather package them and simultaneously build the largest audience possible on our first channel.

While not the primary reason, the other benefit of our first channel being free with maximum access, is for exposure to all the key players in many of the above mentioned markets. Example: Free access to the weekly live eBay radio shows we helped produce led to other clients like KPMG saying "that might work in our market" and then paying us to produce and test a pilot live radio show for their employees worldwide.

Alan Jacobson   Nov 2 ⌄

Hi, I am intrigued, but even after an enjoyable and multi-faceted presentation here I am still confused. Can you really boil this down clearly and concisely: What exactly do you offer than no one else does, what will draw people to that as opposed to the huge amount of media choices available, and why will you "win" even if others with deeper pockets jump in? Also, quick question about runway: What do you need to raise here, assuming a conservative estimate of revenue going forward, to stay on track for 12 more months?

 **Jesse Wacht** Founder, CEO, Executive Producer `FOUNDER`   Nov 2 ⌄

Alan, great questions. At least half of our business is what every television network (down to the YouTube podcaster) tries to do at varying levels of quality and success. We have a great bulleted recap of this side of our business outlined at *www.yourbeershow.com/how-we-do-it*

Our advantage is control room technology that's been four years in development. It screens video callers (using their browser and web cam) for relevancy, then passes them to a live producer (to prepare them and check technical quality issues). They're then sent to our live technical producer who brings them on screen at the appropriate time.

Yes, news outlets do this with a few remote guests (with a huge staff, including field reporters) but to date, no one has risked doing it live with ordinary audience members. We believe that changes everything - which ironically has nothing to do the technology. It has everything to do with the resulting authenticity, unpredictability and humanness of the shows we will produce.

It doesn't hurt that we let those audience members have face- to-face access to celebrities like Joe Nunez from "Breaking Bad", "Bridesmaids", and "Prison Break". We had a whole lot of people interested in having that kind of access to that kind of person.

As far as your last two business model questions, big pocket companies will invariably enter any market, but we'll still be the first and the leader. After that, the race to perfect designing and customizing audience interactive shows will be on (with our lower operational cost and jump on mastering the "audience as our co-star" approach).

We see every channel (like Your Beer Show is) as a profit center (as a business within a business). We may have to heavily discount (to break even) on the first channel for 3-6 months to prove our superior audience engagement to sponsors, but after that, our profitability should start to ramp up.

Our 200k minimum will get us there, although raising 500k would allow us to produce far more pilots for targeted markets, and keep our key players focused on shows and developing channels, versus raising another round (to fuel expansion) for a few years.

Stuart Edmondson   Oct 30 ⌄

Hi Jesse...VERY interesting platform and content going on! Like to be part of it...Keep it going ON!

 **Jesse Wacht** Founder, CEO, Executive Producer `FOUNDER`   Oct 30 ⌄

Thanks Stuart. Live sports productions like you do have some strong parallels to the live side of our shows, with our audience screening technology the key "other half"- so by all means, whether it's investment or working with us, look forward to future discussions.



working with us, look forward to future discussions.

RISKS

1 No matter how much confidence our team has (based on our experience and belief) that our live audience interactive television business model is an unique opportunity, investing in our shares is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others:

2 * By marketing and promoting our pilot shows, products, and services, we believe we'll develop new online interactive broadcasting channels

READ MORE RISKS

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

eBroadcast TV's "Your Beer Show" is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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